jjenkins@calfee.com 216.622.8507 Direct	Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

October 2, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company
Registration Statement on Form S-4
File No. 333-152451

Ladies and Gentlemen:

As discussed with the staff by telephone on Monday, September 29, 2008, on behalf of The J. M. Smucker Company (“Smucker”), we are transmitting this letter and the material included with it to the staff in advance of filing Amendment No. 3 to the above-captioned Registration Statement (“Amendment No. 3”) to present to the staff Smucker’s proposed responses to the comments on the Registration Statement which were issued in your letter dated September 26, 2008. For your convenience, we have repeated your comments in italics followed by our proposed supplemental response. In addition, included with this letter are certain changed pages from the Registration Statement which have been marked to indicate the changes that Smucker proposes to make in Amendment No. 3 from Amendment No. 2 to the Registration Statement filed on September 15, 2008.

SEC Comment #1:

Please ensure consistency of disclosure throughout the registration statements filed on behalf of The J. M. Smucker Company and The Folgers Coffee Company. Where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 2, 2008

Response:

Smucker acknowledges the staff’s comment. Smucker will work jointly with Folgers to ensure that the revisions made by Smucker to Amendment No. 3 are appropriately reflected in the amendment that will be filed by Folgers to its Registration Statement on Form S-4/Form S-1.

SEC Comment #2:

Unaudited Condensed Combined Pro Forma Balance Sheet, page 114

We note that you plan to allocate a significant portion of Folgers’ purchase price to intangible assets with an indefinite life. Please expand your disclosure to address each of the following:

•	Indicate in greater detail which intangible assets, both finite and indefinite, you plan to recognize.
•	We note your disclosure that you have assumed a 20 year life for the period of amortization for the specific definite lived intangible. Please explain why you have used a 20 year life.
•	Explain in more detail why you believe certain intangible assets have an indefinite life.
•	Explain how you determined the fair value of each category of intangible assets that you plan to recognize.

Response:

Smucker proposes to expand the disclosure in Amendment No. 3 in response to the staff’s comment as provided on page 118 of the Registration Statement included herewith.

In addition to the revisions described above, Smucker has also updated the pro forma financial information contained in Registration Statement, as shown on pages 31-32, 105, 114-116 and 118-119 included with this letter to reflect the fact that Smucker intends to incur additional debt as part of the transaction of approximately $400 million, instead of additional debt of $300 million as previously disclosed, and an increase in the related weighted average estimated borrowing rate to 6.0% from 5.1%. The Smucker beneficial ownership table on pages 158-159 included herewith has also been updated to reflect ownership levels as of the most recent practicable date. Executed versions of the tax opinions will be filed as Exhibits 8.1 and 8.2 to Amendment No. 3, which opinions will be substantively unchanged from the forms of such opinions that were previously filed as exhibits to the Registration Statement. Finally, Smucker intends to file a letter from P&G to P&G’s record shareholders that will be distributed as part of the exchange offer materials as new Exhibit 99.7 to Amendment No. 3, a copy of which is included with this letter.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 2, 2008

Other than the changes described in this letter and reflected on the pages included herewith, Smucker and Folgers do not anticipate making any other material changes in Amendment No. 3, except for the inclusion of pricing and date-specific information relating to the exchange offer and updated historical market price information for P&G common stock and Smucker common shares as of the date prior to filing, and possibly increasing the number of Smucker common shares registered for issuance pursuant to the Registration Statement.

Thank you for agreeing to review these proposed responses and changes to the Registration Statement. We look forward to discussing this with you at your earliest convenience. Should you require any further information from Smucker or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Richard Smucker
Timothy Smucker
Mark Belgya
Ann Harlan
E.J. Wunsch
Kristofer Spreen

As filed with the Securities and Exchange Commission on [—], 2008

Registration No. 333-152453

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(With respect to common stock to be offered in the exchange offer)

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(With respect to common stock that may be distributed as a pro rata dividend)

THE FOLGERS COFFEE COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2095	26-1708101
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Folgers Coffee Company

6210 Center Hill Road

Cincinnati, Ohio 45202

(513) 782-9000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

E. J. Wunsch, Esq.

The Folgers Coffee Company

6210 Center Hill Road

Cincinnati, Ohio 45202

(513) 782-9000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Jenkins, Esq. Michael F. Marhofer, Esq. Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44144 (216) 622-8200	E. J. Wunsch, Esq. The Procter & Gamble Company One Procter & Gamble Plaza Cincinnati, Ohio 45202 (513) 983-1100	Robert A. Profusek, Esq. J. Eric Maki, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939

Approximate date of commencement of proposed sale of the securities to public: As soon as practicable following the effective date of this registration statement after all other conditions to the consummation of the exchange offer described herein have been satisfied or waived.

If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accredited filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☑	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The exchange offer may not be completed until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange securities, nor is it a solicitation of an offer to buy or exchange securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED [—], 2008

THE PROCTER & GAMBLE COMPANY

Offer to Exchange All Shares of Common Stock of

THE FOLGERS COFFEE COMPANY

which are owned by The Procter & Gamble Company

and will be converted into Common Shares of

THE J. M. SMUCKER COMPANY

for Common Stock of The Procter & Gamble Company

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 5, 2008, UNLESS THE OFFER IS EXTENDED OR TERMINATED. SUCH DATE OR, IF THE OFFER IS EXTENDED, THE DATE UNTIL WHICH THE OFFER IS EXTENDED IS REFERRED TO IN THIS PROSPECTUS AS THE “EXPIRATION DATE.” SHARES OF P&G COMMON STOCK TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

The Procter & Gamble Company (“P&G”) is offering to exchange all shares of common stock of The Folgers Coffee Company (“Folgers”) for shares of common stock of P&G that are validly tendered and not properly withdrawn. You should carefully read the terms of the exchange offer, which are described in this prospectus. None of P&G, Folgers, The J. M. Smucker Company (“Smucker”), the dealer manager, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in the exchange offer. You must make your own decision after reading this prospectus and consulting with your advisors.

Immediately following consummation of the exchange offer, Folgers will merge with a wholly owned subsidiary of Smucker whereby Folgers will continue as the surviving company and become a wholly owned subsidiary of Smucker (the “Merger”). Pursuant to the Merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share. No trading market currently exists or will ever exist for shares of Folgers common stock. You will not be able to trade the shares of Folgers common stock before they convert into Smucker common shares in the Merger. There can be no assurance that Smucker common shares when issued in connection with the Merger will trade at the same prices as Smucker common shares trade prior to the Merger.

For each $1.00 of P&G common stock accepted in the exchange offer, you will receive approximately $[—] of shares of Folgers common stock, based on the Average P&G Stock Price and the Average Smucker Stock Price determined by P&G as described in this prospectus and subject to an upper limit of [—] shares of Folgers common stock per share of P&G common stock. See “The Exchange Offer—Terms of the Exchange Offer.” IF THE UPPER LIMIT IS IN EFFECT, YOU WILL RECEIVE LESS THAN $[—] OF SHARES OF FOLGERS COMMON STOCK FOR EACH $1.00 OF P&G COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The Average P&G Stock Price and the Average Smucker Stock Price will be determined by P&G by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of shares of P&G common stock and Smucker common shares, respectively, on the New York Stock Exchange (“NYSE”) during a period of three consecutive trading days (currently expected to be October 30, 2008, October 31, 2008, and November 3, 2008) ending on and including the second trading day preceding the Expiration Date (the “Averaging Period”).

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 7, 2008 (the day before the date of this prospectus), based on the daily VWAPs of shares of P&G common stock and Smucker common shares on October 3, 2008, October 6, 2008 and October 7, 2008 would have provided for [—] shares of Folgers common stock to be exchanged for every share of P&G common stock accepted. The value of Folgers common stock received, and following the Merger, the value of Smucker common shares received, may not remain above the value of shares of P&G common stock tendered for exchange following the expiration of this exchange offer.

See “Risk Factors” beginning on page 35 for a discussion of factors that you should consider in connection with the exchange offer and an investment in Folgers or Smucker.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

MORGAN STANLEY

The date of this prospectus is             , 2008.

The final exchange ratio used to determine the number of shares of Folgers common stock that you will receive for each share of P&G common stock accepted in the exchange offer (as well as whether the upper limit on the number of shares that can be received for each share of P&G common stock tendered will be in effect) will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. This information will also be available from the information agent at (800) 659-6590 (toll-free in the United States) and (212) 269-5550 (call collect). Prior to the announcement of the final exchange ratio, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available from the information agent.

This prospectus provides information regarding P&G, Folgers, Smucker and the exchange offer in which shares of P&G common stock may be exchanged for shares of Folgers common stock, which will then be automatically converted in connection with the Merger into the right to receive Smucker common shares and distributed to participating P&G shareholders as described herein. Shares of P&G common stock are listed on the NYSE under the symbol “PG.” Smucker common shares are listed on the NYSE under the symbol “SJM.” On October 7, 2008, the last reported sale price of shares of P&G common stock on the NYSE was $[—] and the last reported sale price of Smucker common shares on the NYSE was $[—]. No trading market currently exists for shares of Folgers common stock and no such market will exist in the future.

If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the shares of Folgers common stock it continues to own (the “Remaining Shares”) as a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. This prospectus covers all shares of Folgers common stock offered by P&G in the exchange offer and all shares of Folgers common stock that may be distributed by P&G as a pro rata dividend.

Subject to adjustment, the Smucker common shares outstanding immediately prior to the Merger will represent approximately 46.5% of the Smucker common shares that will be outstanding immediately after the Merger, and the Smucker common shares issued in connection with the conversion of shares of Folgers common stock in the Merger will represent approximately 53.5% of the Smucker common shares that will be outstanding immediately after the Merger.

P&G’s obligation to exchange shares of Folgers common stock for shares of P&G common stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Exchange Offer,” including the “minimum amount condition,” the satisfaction of conditions to the Merger and other conditions.

HELPFUL INFORMATION

In this document:

•	“Average P&G Stock Price” means the price determined by P&G by reference to the simple arithmetic average of the daily VWAPs of shares of P&G common stock on the NYSE during the Averaging Period.

•	“Average Smucker Stock Price” means the price determined by P&G by reference to the simple arithmetic average of the daily VWAPs of Smucker common shares on the NYSE during the Averaging Period.

•

“Averaging Period” means the period of three consecutive trading days (currently expected to be October 30, 2008, October 31, 2008 and November 3, 2008) ending on and including the second trading day preceding the Expiration Date.

•	“Code” means the Internal Revenue Code of 1986, as amended;

•

“Coffee Business” means the business of P&G and its subsidiaries, including the Folgers and Millstone brands, relating to the sourcing, producing, marketing, selling, distributing and developing products related to coffee, tea and related products and services, in a variety of different packages and formats, including roast and ground coffee beans, instant coffee, tea, caffeine, decaffeination services and coffee equipment service and maintenance that will be transferred by P&G and its subsidiaries to Folgers as part of the Contribution;

•	“Contribution” means the transfer by P&G of certain of the assets and liabilities related to the Coffee Business, including certain subsidiaries of P&G, to Folgers;

•

“Distribution” means the distribution by P&G of its shares of Folgers common stock to P&G shareholders by way of an exchange offer and, if the exchange offer is completed but is not fully subscribed, the distribution of the Remaining Shares as a pro rata dividend to P&G shareholders described herein;

•	“Expiration Date” means the last day tenders will be accepted, whether on November 5, 2008 or any later date to which the exchange offer is extended.

•	“Folgers” means The Folgers Coffee Company, a Delaware corporation and wholly owned subsidiary of P&G;

•

“Folgers Debt” means up to $350 million in new indebtedness to be incurred by Folgers and which will be guaranteed by Smucker following the completion of the Transactions, subject to the requirements of the Separation Agreement;

•

“immediately after the completion of the Distribution” means immediately after notice of acceptance of the shares of P&G common stock tendered for exchange is given by P&G to the exchange agent appointed by P&G and irrevocable delivery by P&G of its right and title to all shares of Folgers common stock to the exchange agent for distribution to eligible P&G shareholders in the exchange offer and pursuant to a pro rata dividend, if any;

•

“Market disruption event” with respect to either shares of P&G common stock or Smucker common shares means a suspension, absence or material limitation of trading of shares of P&G common stock or Smucker common shares on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for shares of P&G common stock or Smucker common shares on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by P&G, on the day with respect to which such determination is being made. For purposes of such determination: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or

iii

content of offers made to the general public. P&G has not taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Folgers common stock outside the United States. Therefore, the ability of any non-U.S. person to tender shares of P&G common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for P&G to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Folgers common stock (or Smucker common shares) that may apply in their home countries. P&G, Smucker, Folgers and the dealer manager cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

5.	Can holders of P&G preferred stock participate in the exchange offer?

Only holders of shares of P&G common stock will be entitled to tender their shares of P&G common stock in the exchange offer. However, subject to the determination of the trustees of the P&G profit sharing plan to allow plan participants to participate in the exchange offer, if a holder of P&G preferred stock which is convertible into shares of P&G common stock desires to participate in the exchange offer, that person would need to convert his or her shares of P&G preferred stock into shares of P&G common stock in order to become a holder of shares of P&G common stock prior to the expiration of the exchange offer in order to be able to participate in the exchange offer.

6.	Will holders of P&G stock options have the opportunity to exchange their P&G stock options for Folgers stock options in the exchange offer?

No. However, holders of vested and unexercised P&G stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of P&G common stock received upon exercise in the exchange offer. An exercise of a P&G stock option can not be revoked for any reason, including if shares of P&G common stock received upon exercise are tendered and not accepted for exchange in the exchange offer.

7.	How many shares of Folgers common stock will I receive for each share of P&G common stock that I tender?

The exchange offer is designed to permit you to exchange your shares of P&G common stock for shares of Folgers common stock at a discount of approximately [•]%. Stated another way, for each $1.00 of your shares of P&G common stock accepted in the exchange offer, you will receive approximately $[•] of shares of Folgers common stock whereby the value of the shares of P&G common stock will be based on the Average P&G Stock Price and the value of the shares of Folgers common stock will be based on the Average Smucker Stock Price. Please note, however, that:

•

The number of shares you can receive is subject to an upper limit of [•] shares of Folgers common stock for each share of P&G common stock accepted for exchange in the exchange offer. The next question and answer below describes how this limit may impact the value of shares of Folgers common stock you receive.

•	Because the exchange offer is subject to proration, P&G may accept for exchange only a portion of the shares of P&G common stock tendered by you.

8.	Is there a limit on the number of shares of Folgers common stock I can receive for each share of P&G common stock that I tender?

The number of shares you can receive is subject to an upper limit of [•] shares of Folgers common stock for each share of P&G common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $[•] of shares of Folgers common stock for each $1.00 of shares of P&G common stock that you tender, and you could receive much less. For example, if the Average P&G Stock Price was $ [•] (the highest closing price for shares of P&G common stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the Average Smucker Stock Price was $[•] (the lowest closing price for Smucker common shares on the NYSE during that three-month period, based on closing prices as adjusted for the Smucker Special Dividend for trading days prior to the ex-dividend date for that dividend), the value of shares of Folgers common stock, based on the Average Smucker Stock Price, received for shares of P&G common stock accepted for exchange would be approximately $[•] for each $1.00 of shares of P&G common stock accepted for exchange.

The upper limit represents a [•]% discount for shares of Folgers common stock based on the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on October 7, 2008 (the day before the commencement of the exchange offer). P&G set this upper limit to ensure that there would not be an unduly high number of shares of Folgers common stock being exchanged for each share of P&G common stock accepted in the exchange offer.

9.	How and when will I know the final exchange ratio and whether the upper limit is in effect?

The final exchange ratio showing the number of shares of Folgers common stock, and effectively the number of Smucker common shares, that you will receive for each share of P&G common stock accepted for exchange in the exchange offer will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. P&G will also announce at that time whether the upper limit on the number of shares of Folgers common stock that can be received for each share of P&G common stock tendered is in effect. After that time, you may also contact the information agent to obtain this information at its toll-free number provided on the back cover of this prospectus.

10.	Will indicative exchange ratios be available during the Exchange Offer?

Yes. Indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus, on each day of the exchange offer period prior to the announcement of the final exchange ratio. Prior to the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding such day. For example, on October 22, 2008 (the tenth trading day of this exchange offer), an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on October 17, 2008 (the seventh trading day), October 20, 2008 (the eighth trading day) and October 21, 2008 (the ninth trading day). During the Averaging Period, the indicative exchange ratios will be based on (i) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding the first day of the Averaging Period, (ii) on the second day of the Averaging Period, the daily VWAPs of shares of P&G common stock and Smucker common shares on the first day of the Averaging Period and (iii) on the third day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Smucker common shares on the first and second days of the Averaging Period.

11.	How are the Average P&G Stock Price and the Average Smucker Stock Price determined for purposes of calculating the number of shares of Folgers common stock to be received in the exchange offer?

The Average P&G Stock Price and the Average Smucker Stock Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Smucker common shares, respectively, on the NYSE during a period of three consecutive trading days (currently expected to be October 30, 2008, October 31, 2008 and November 3, 2008) ending on and including the second trading day preceding the Expiration Date.

12.	What is the “daily volume-weighted average price” or “daily VWAP?”

The “daily volume-weighted average price” for shares of P&G common stock and Smucker common shares will be the volume-weighted average price of shares of P&G common stock and Smucker common shares, respectively, on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE) as determined by P&G, which determination will be definitive and may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

13.	Why is the value for shares of Folgers common stock based on the trading prices for Smucker common shares?

There currently is no trading market for shares of Folgers common stock and no such trading market will be established in the future. P&G believes, however, that the trading prices for Smucker common shares are an appropriate proxy for the trading prices of shares of Folgers common stock because, among other factors, (1) in the Merger each holder of shares of Folgers common stock will receive the right to receive one Smucker common share for each share of Folgers common stock and (2) at the start of the Averaging Period, it is expected that all the major conditions to the consummation of the Merger will have been satisfied (or will be expected to be satisfied) and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing Smucker common shares based on the expected value of such Smucker common shares after the Merger. There can be no assurance, however, that Smucker common shares after the Merger will trade on the same basis as Smucker common shares trade prior to the Merger. See “Risk Factors—Risks Relating to the Transactions—The trading prices of Smucker common shares may not be an appropriate proxy for the prices of shares of Folgers common stock.”

14.	What if the trading market in either shares of P&G common stock or Smucker common shares is disrupted on one or more days during the Averaging Period?

If a market disruption event occurs with respect to shares of P&G common stock and/or Smucker common shares on any day during the Averaging Period, both the Average P&G Stock Price and the Average Smucker Stock Price will be determined using the daily VWAP of shares of P&G common stock and Smucker common shares on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, P&G decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, P&G may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer for P&G. For specific information as to what would constitute a market disruption event, see “The Exchange Offer—Conditions for Consummation of the Exchange Offer.”

15.	Are there circumstances under which I would receive fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, than I would have received if the exchange ratio were determined using the closing prices of shares of P&G common stock and Smucker common shares on the Expiration Date?

Yes. For example, if the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, for each $1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the number of shares of Folgers common stock owned by P&G), P&G will have to limit the number of shares of P&G common stock that it accepts for exchange in the exchange offer through a proration process. Proration for each tendering P&G shareholder will be based on (1) the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not withdrawn and (2) the number of shares of P&G common stock validly tendered and not withdrawn by that shareholder (rounded to the nearest whole number of shares of P&G common stock and subject to any adjustment necessary to ensure the exchange of all shares of Folgers common stock owned by P&G), except for tenders of odd-lots. Beneficial holders (other than plan participants in a P&G benefit plan) of less than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares P&G common stock are not eligible for this preference. See “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock.”

20.	Will I be able to sell my shares of Folgers common stock after the exchange offer is completed?

No. There currently is no trading market for shares of Folgers common stock and no such trading market will be established in the future. Immediately following the consummation of the exchange offer, a wholly owned subsidiary of Smucker will merge with and into Folgers and each share of Folgers common stock will automatically be converted into the right to receive one Smucker common share.

21.	How many shares of P&G common stock will P&G acquire if the exchange offer is completed?

The number of shares of P&G common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of Folgers common stock offered and the number of shares of P&G common stock validly tendered and not withdrawn. P&G is offering approximately 63,077,885 shares of Folgers common stock in the exchange offer (subject to possible adjustment in the limited circumstance described above). Accordingly, the largest possible number of shares of P&G common stock that will be accepted would equal 63,077,885 divided by the final exchange ratio. For example, assuming that the final exchange ratio is [—] (the maximum number of shares of Folgers common stock that could be exchanged for one share of P&G common stock), then P&G would accept up to a total of approximately [—] shares of P&G common stock.

22.	Are there any conditions to P&G’s obligation to complete the exchange offer?

Yes. P&G’s obligation to complete the exchange offer will be subject to the satisfaction of certain conditions, including the satisfaction or waiver of other specified conditions precedent to the consummation of the Transactions as provided in the Transaction Agreement and certain other conditions, and P&G may elect not to consummate the exchange offer prior to the time all such conditions are satisfied or if any of those conditions are not satisfied. For example, P&G is not required to complete the exchange offer unless at least 59% of the outstanding shares of Folgers common stock would be distributed in exchange for shares of P&G common stock validly tendered in the exchange offer and not withdrawn. The conditions also include the approval of Smucker’s shareholders of the issuance of Smucker common shares in connection with the Merger and the authorization of the Transactions, P&G’s receipt of certain opinions from tax counsel regarding certain aspects of the Transactions, and certain other conditions. P&G may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer. Neither Folgers nor Smucker has any right to waive any of the conditions to the exchange offer. See “The Exchange Offer—Conditions for Consummation of the Exchange Offer” and “The Transaction Agreement—Conditions to the Merger.”

23.	Will I be able to withdraw the shares of P&G common stock that I tender?

You have a right to withdraw all, some or none of your shares of P&G common stock you have tendered at any time before 12:00 midnight, New York City time, on the Expiration Date. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.” Given that the final exchange ratio used to determine the number of shares of Folgers common stock that you will receive for each share of P&G common stock accepted for exchange in the exchange offer will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, you will be able to withdraw shares of P&G common stock tendered for two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the exchange offer, you can re-tender shares of P&G common stock by following the exchange procedures again prior to expiration of the exchange offer.

If you are a registered holder of P&G common stock (which includes persons holding certificated shares and shares in book-entry form through the DRS or the SIP), you must provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult with that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the Expiration Date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

24.	How long will the exchange offer be open?

The period during which you are permitted to tender your shares of P&G common stock in the exchange offer will expire at 12:00 midnight, New York City time, on November 5, 2008, unless the exchange offer is extended or terminated.

25.	Under what circumstances can the exchange offer be extended by P&G?

P&G can extend the exchange offer at in its sole discretion, at any time and from time to time. For instance, the exchange offer may be extended if any of the conditions for consummation of the exchange offer are not satisfied or waived prior to the expiration of the exchange offer. If P&G extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. An extension will result in the resetting of the Averaging Period.

26.	Will I receive delivery of shares of Folgers common stock?

No. Shares of Folgers common stock will not be transferred to you if you exchange any of your shares of P&G common stock for shares of Folgers common stock or if you are eligible to receive any Remaining Shares in a pro rata dividend, if any. The exchange agent will cause such shares of Folgers common stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. See the “The Exchange Offer—Terms of the Exchange Offer—Book-Entry Accounts” and “The Exchange Offer—Dividend and Distribution of Any Shares of Folgers Common Stock Remaining after the Exchange Offer.” Pursuant to the Merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Smucker’s transfer agent will credit the Smucker common shares, into which the shares of Folgers common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received shares of Folgers common stock in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of Smucker common shares.

27.	What are the material U.S. federal income tax consequences to P&G and P&G shareholders resulting from the Distribution, the Merger and Related Transactions?

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the Distribution, together with certain related transactions, should qualify for U.S. federal income tax

P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Folgers common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of Smucker common shares, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Merger Sub, a wholly owned subsidiary of Smucker, will merge with and into Folgers, with Folgers surviving as a wholly owned subsidiary of Smucker, immediately after the completion of the Distribution. In connection with the Merger, the shares of Folgers common stock distributed in connection with the Distribution will automatically convert into the right to receive Smucker common shares on a one-for-one basis. See the sections of this document entitled “The Transactions,” “The Transaction Agreement” and “The Separation Agreement.”

Smucker expects to issue approximately 63,077,885 Smucker common shares in the Merger. Based upon the reported closing sales price of $[—] per share for Smucker common shares on the NYSE on October 7, 2008, the last NYSE trading day prior to the date of this prospectus, the total value of the consideration to be paid by Smucker in the Transactions, including the $350 million of Folgers Debt to be guaranteed by Smucker after the consummation of the Transactions, subject to the requirements of the Separation Agreement, would have been $[—] billion (prior to any adjustment for payment of the $274 million aggregate amount, or $5.00 per share, Smucker Special Dividend). The value of the consideration to be paid by Smucker will depend on the market price of Smucker common shares at the time of determination.

After the Merger, Smucker will operate the Coffee Business under its current brand names, including Folgers, and will also continue its current businesses. Smucker will continue to use the name “The J. M. Smucker Company” after the Merger. All Smucker common shares issued in the Merger will be listed on the NYSE under Smucker’s current trading symbol “SJM.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	Contribution; Issuance of Shares of Folgers Common Stock

P&G will transfer to Folgers, a wholly owned subsidiary of P&G, certain assets relating to the Coffee Business, including certain subsidiaries of P&G. Folgers will also assume certain liabilities associated with the Coffee Business.

Folgers will issue a number of Folgers shares to P&G so that the total number of shares of Folgers common stock issued and outstanding after the issuance will be 1.1524 times the number of Smucker common shares calculated on a “fully diluted basis.” For these purposes, the term “fully diluted basis” means Smucker’s and P&G’s estimate of the number of Smucker common shares that will be outstanding on the closing date of the Transactions, together with the number of Smucker restricted common shares and deferred stock units that will be outstanding on the closing date of the Transactions and the estimated number of Smucker common shares that will be issuable on the closing date upon exercise of any then-outstanding options or rights, in each case, based on the treasury stock method. Smucker’s and P&G’s binding estimate of the number of Smucker common shares on a “fully diluted basis” will be made in good faith prior to commencing the exchange offer and will use, for purposes of the treasury stock method calculations, $50.85 per share for the price of Smucker common shares and for all restricted common shares, deferred stock units, options and rights included in the calculations.

price of Smucker common shares on the NYSE for the five trading day period ending on the date on which Smucker and P&G make their binding estimate of the outstanding number of Smucker common shares on a “fully diluted basis.”

Terms of the Exchange Offer

P&G is offering holders of shares of P&G common stock the opportunity to exchange their shares of P&G common stock for shares of Folgers common stock, which will be automatically converted into Smucker common shares in connection with the Merger. You may tender all, some or none of your shares of P&G common stock. This prospectus and related documents are being sent to persons who directly held shares of P&G common stock on [•], 2008 and brokers, banks and similar persons whose names or the names of whose nominees appear on P&G’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of P&G’s common stock.

Shares of P&G common stock properly tendered and not withdrawn will be accepted for exchange at the exchange ratio determined as described under “The Exchange Offer—Terms of the Exchange Offer,” on the terms and conditions of the exchange offer and subject to the limitations described below, including the proration provisions. P&G will promptly return any shares of P&G common stock that have not been accepted for exchange following the expiration of the exchange offer and the determination of the final proration factor, if any, described below.

Extension; Termination

The exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on November 5, 2008, unless the exchange offer is extended. You must tender your shares of P&G common stock prior to this time if you want to participate in the exchange offer. P&G may extend or terminate the exchange offer as described in this prospectus.

Conditions for Consummation of the Exchange Offer

P&G’s obligation to exchange shares of Folgers common stock for shares of P&G common stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Exchange Offer,” including the satisfaction or waiver of specified conditions precedent to the consummation of Transactions as provided in the Transaction Agreement and certain other conditions. These conditions include that at least 59% of the outstanding shares of Folgers common stock would be distributed in exchange for shares of P&G common stock tendered in the exchange offer and not properly withdrawn, the approval of Smucker’s shareholders of the issuance of Smucker common shares in connection with the Merger and the authorization of the Transactions, P&G’s receipt of an opinion from tax counsel regarding certain aspects of the Transactions, and certain other conditions. For a description of the material conditions precedent to the Transactions, see “The Transaction Agreement—Conditions to the Merger.”

P&G may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer. Neither Folgers nor Smucker has any right to waive any of the conditions to the exchange offer, other than waivers of conditions to their obligation to consummate the Transactions as provided in the Transaction Agreement.

Proration; Odd-Lots

If, upon the expiration of the exchange offer, P&G shareholders have validly tendered more shares of P&G common stock than P&G is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Folgers common stock owned by P&G), P&G will have to limit the number of shares of P&G common stock that it accepts for exchange in the exchange offer through a proration process. Proration for each tendering P&G shareholder will be based on (i) the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not withdrawn and (ii) the number of shares of P&G common stock validly tendered and not withdrawn by that shareholder (rounded to the nearest whole number of shares of P&G common stock and subject to any adjustment necessary to ensure the exchange of all shares of Folgers common stock owned by P&G), except for tenders of odd-lots. Beneficial holders (other than plan participants in a P&G benefit plan) of less than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares P&G common stock are not eligible for this preference. See “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock.”

Fractional Shares

Fractional shares of Folgers common stock will be issued in the Distribution but the shares of Folgers common stock (including the fractional shares) will be held by the exchange agent for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. Immediately following the Distribution, a wholly owned subsidiary of Smucker will be merged with and into Folgers, with Folgers as the surviving corporation. Each whole share of Folgers common stock will automatically be converted into the right to receive one Smucker common share. No fractional Smucker common shares will be delivered in connection with the Merger to holders of fractional shares of Folgers common stock. In lieu of any fractional Smucker common shares, holders of fractional shares of Folgers common stock who would otherwise be entitled to receive such fractional shares will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, no later than twenty business days after the completion of the Merger, obtained by aggregating the fractional Smucker common shares otherwise allocable to the holders of shares of Folgers common stock.

Procedures for Tendering

The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of P&G common stock. For you to validly tender your shares of P&G common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

•

If you hold certificates for shares of P&G common stock, you must deliver to the exchange agent at the address listed on the back cover of this prospectus a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of P&G common stock tendered;

•

If you hold shares of P&G common stock in book-entry via the Direct Registration System (“DRS”) or in the P&G Shareholder Investment Program (“SIP”), you must deliver to the exchange agent at the address listed on the back cover of this prospectus a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for DRS and SIP shares, you do not need to deliver any certificates representing those shares to the exchange agent;

•

If you hold shares of P&G common stock though a broker, dealer, commercial bank, trust company or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through The Depository Trust Company;

•

If you hold shares of P&G common stock through a P&G benefit plan, you do not need to take any immediate action with respect to the exchange offer. A fiduciary appointed under each of those plans will determine whether to exchange shares of P&G common stock held in each plan for the benefit of employees and former employees of P&G and their beneficiaries. You should contact the appropriate fiduciary for your respective benefit plan if you have questions about your plan’s participation in the exchange offer; and

•

If you wish to tender your shares of P&G common stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before the expiration of the exchange offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Folgers Common Stock

On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Folgers common stock outstanding, with irrevocable instructions to hold the shares of Folgers common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding after the consummation of the exchange offer. Smucker will deposit with its transfer agent global certificates representing Smucker common shares, with irrevocable instructions to hold the Smucker common shares for the benefit of the holders of shares of Folgers common stock. Pursuant to the Merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Smucker’s transfer agent will credit the Smucker common shares, into which the shares of Folgers common have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received Folgers common shares in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of Smucker common stock. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of P&G Common Stock.”

Withdrawal Rights

You may withdraw all, some or none of your tendered shares of P&G common stock at any time before the expiration of the exchange offer. If you change your mind again before the expiration of the exchange offer, you may re-tender your shares of P&G common stock by again following the exchange offer procedures.

In order to withdraw your shares, you (or, in lieu thereof, if you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, that institution on your behalf) must provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

No Appraisal Rights

No appraisal rights are available to holders of shares of P&G common stock in connection with the exchange offer or any pro rata dividend of shares of Folgers common stock.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of P&G, Folgers or Smucker in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of P&G, Folgers, Smucker or the dealer manager has taken any action under those non-U.S. regulations to facilitate a public offer to exchange the Folgers or Smucker common shares outside

Summary Unaudited Condensed Combined Pro Forma Financial Data of Smucker

This summary unaudited condensed combined pro forma financial data has been prepared by Smucker and is being provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Smucker or Folgers would have been had the Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. Smucker and Folgers may have performed differently had they been combined during the periods presented.

Dollars in millions, except per share data	As of and for the Three Months Ended July 31, 2008	For the Fiscal Year Ended April 30, 2008
Statement of Income:
Net sales	$1,043.6	$4,296.2
Gross profit	366.1	1,510.5
Net income	81.0	364.1
Financial Position:
Cash and cash equivalents	$269.0
Total assets	8,115.1
Long-term debt	1,470.7
Other noncurrent liabilities	1,264.1
Total equity	4,906.0
Other Data:
Net income per common share	$0.69	$3.05
Net income per common share—assuming dilution	$0.69	$3.04
Weighted-average shares outstanding	117.4	119.3
Weighted-average shares outstanding—assuming dilution	117.7	119.8

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for Smucker and certain historical per share data for P&G. The Smucker historical data has been derived from and should be read together with the audited consolidated financial statements of Smucker and related notes thereto contained in Smucker’s Form 10-K for the fiscal year ended April 30, 2008 and the unaudited financial statements of Smucker and related notes thereto contained in Smucker’s quarterly report on Form 10-Q for the quarter ended July 31, 2008, each of which is incorporated by reference into this prospectus. The Smucker pro forma data has been derived from the unaudited condensed combined pro forma financial data of Smucker included elsewhere in this prospectus. The P&G historical per share data has been derived from and should be read together with the audited consolidated financial statements of P&G and the related notes thereto contained in P&G’s Form 10-K for the year ended June 30, 2008, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the Transactions been completed during the period presented, nor are they necessarily indicative of any future results. Smucker and Folgers may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Smucker and Folgers been combined during the period presented or of the future results of Smucker following the Transactions.

The following table presents certain historical and pro forma per share data for Smucker:

	As of and for the Three Months Ended July 31, 2008		As of and for the Fiscal Year Ended April 30, 2008
	(unaudited)			(unaudited)
	Historical	Pro Forma	Historical	Pro Forma
Smucker:
Earnings per share—basic	$0.78	$0.69	$3.03	$3.05
Earnings per share—diluted	0.77	0.69	3.00	3.04
Dividends declared per share	0.32	0.32	1.22	1.22
Book value per share	33.17	41.62	32.95

The following table presents certain historical per share data for P&G:

As of and for the Fiscal Year Ended June 30, 2008
P&G:
Historical Per Share Data:
Net Earnings:
Basic	$3.86
Diluted	$3.64
Weighted average common stock outstanding (in millions):
Basic	3,080.8
Diluted	3,316.8
Book value per share of common stock	$22.91
Cash dividends declared per share of common stock	$1.45

Due to these restrictions and indemnification obligations under the Tax Matters Agreement, Smucker may be limited, during the two-year period following the Distribution, in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may maximize the value of the business. Also, Smucker’s potential indemnity obligation to P&G might discourage, delay or prevent a change of control transaction during this two-year period that Smucker shareholders may consider favorable.

Tendering P&G shareholders may receive a reduced discount or may not receive any discount in the exchange offer.

The exchange offer is designed to permit you to exchange your shares of P&G common stock for shares of Folgers common stock at a discount of approximately [—]%. Stated another way, for each $1.00 of your shares of P&G common stock accepted in the exchange offer, you will receive approximately $[—] of shares of Folgers common stock whereby the value of the shares of P&G common stock will be based on the Average P&G Stock Price and the value of the Folgers common stock will be based on the Average Smucker Stock Price calculated as described in this prospectus. The number of shares you can receive is, however, subject to an upper limit of [—] shares of Folgers common stock for each share of P&G common stock accepted in the exchange offer. As a result, you may receive less than $[—] of shares of Folgers common stock for each $1.00 of shares of P&G common stock, depending on the Average P&G Stock Price and the Average Smucker Stock Price. Because of the limit on the number of shares of Folgers common stock you may receive in the exchange offer, if there is a drop of sufficient magnitude in the trading price of Smucker common shares relative to the trading price of shares of P&G common stock, or if there is an increase of sufficient magnitude in the trading price of shares of P&G common stock relative to the trading price of Smucker common shares, you may not receive $[—] of shares of Folgers common stock for each $1.00 of shares of P&G common stock, and could receive much less.

For example, if the Average P&G Stock Price was $[—] (the highest closing price for shares of P&G common stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the Average Smucker Stock Price was $[—] (the lowest closing price for Smucker common shares on the NYSE during that three-month period, based on closing prices as adjusted for the Smucker Special Dividend for trading days prior to the ex-dividend date for that dividend), the value of shares of Folgers common stock, based on the Smucker common shares price, received for shares of P&G common stock accepted for exchange would be approximately $[—] for each $1.00 of shares of P&G common stock accepted for exchange.

In addition, there is no assurance that holders of shares of P&G common stock that are exchanged for shares of Folgers common stock in the exchange offer will be able to sell the Smucker common shares after receipt in the Merger at prices comparable to the Average Smucker Stock Price.

There may also be circumstances under which you would receive fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, than you would have received if the exchange ratio were determined using the closing prices of shares of P&G common stock and Smucker common shares on the Expiration Date.

For example, if the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, for each $1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the closing price of shares of P&G common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. Similarly, if the trading price of Smucker common shares were to decrease during the last two trading days of the exchange offer period, the Average Smucker Stock Price would likely be higher than the closing price of Smucker common shares on the Expiration Date. This could also result in your receiving fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, for each $1.00 of shares of P&G common stock than you would otherwise receive if the Average Smucker Stock Price were calculated on the basis of the closing price of Smucker common shares on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

P&G is offering to exchange all shares of Folgers common stock, which are owned by P&G, for shares of P&G common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto), by 12:00 midnight, New York City time, on November 5, 2008, unless the exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on November 5, 2008 or any later date to which the exchange offer is extended, is referred to in this prospectus as the “Expiration Date.” You may tender all, some or none of your shares of P&G common stock.

P&G is offering approximately 63,077,885 shares of Folgers common stock in the exchange offer. The aggregate number of shares of Folgers common stock offered in the exchange offer is subject to increase if Folgers is not able to fully finance the $350 million cash dividend to P&G (see “The Transactions—Determination of Number of Shares of Folgers Common Stock to be Distributed to P&G Shareholders”). In the exchange offer, P&G is offering all the shares of Folgers common stock it holds on the date of consummation of the exchange offer. The number of shares of P&G common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of Folgers common stock offered and the number of shares of P&G common stock validly tendered and not withdrawn.

P&G’s obligation to complete the exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Consummation of the Exchange Offer.”

For each share of P&G common stock that you tender in the exchange offer and do not withdraw, you will receive a number of shares of Folgers common stock at a discount of approximately [•]%, subject to an upper limit of [•] shares of Folgers common stock per share of P&G common stock. Stated another way, subject to the upper limit described below, for each $1.00 of shares of P&G common stock accepted in the exchange offer, you will receive approximately $[•] of shares of Folgers common stock based on the Average P&G Stock Price and the Average Smucker Stock Price as determined by P&G.

The Average P&G Stock Price will be equal to the simple arithmetic average of the daily VWAP of shares of P&G common stock on the NYSE during the Averaging Period as determined by P&G; and the Average Smucker Stock Price will be equal to the simple arithmetic average of the daily VWAP of Smucker common shares on the NYSE during the Averaging Period as determined by P&G.

The daily VWAP as determined by P&G will be definitive and may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Upper Limit

The number of shares of Folgers common stock that you can receive is subject to an upper limit of [•] shares of Folgers common stock for each share of P&G common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $[•] of shares of Folgers common stock for each $1.00 of shares of P&G common stock that you tender, and you could receive much less. This limit was calculated based on a [•]% discount for shares of Folgers common stock based on the closing prices of shares of P&G common stock and Smucker common shares on October 7, 2008 (the trading day before the date of this prospectus). P&G set this limit to ensure that there would not be an unduly high number of shares of Folgers common stock being exchanged for each share of P&G common stock accepted in the exchange offer.

Pricing Mechanism

The terms of the exchange offer are designed to result in you receiving $[•] of shares of Folgers common stock for each $1.00 of shares of P&G common stock tendered, based on the Average P&G Stock Price and the Average Smucker Stock Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the exchange offer would always result in you receiving approximately $[•] of shares of Folgers common stock for each $1.00 of shares of P&G common stock, based on the Average P&G Stock Price and the Average Smucker Stock Price, so long as the limit is not in effect.

In other words, the following formula will be used to calculate the number of shares of Folgers common stock you will receive for shares of P&G common stock accepted in the exchange offer:

Number of shares of Folgers common stock	=	Number of shares of P&G common stock tendered and accepted, multiplied by the lesser of:	(a) [•] and	(b) the Average P&G Stock Price divided by [•]% of the Average Smucker Stock Price

The Average P&G Stock Price for purposes of the exchange offer will equal the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of shares of P&G common stock on the NYSE during a period of three consecutive trading days (currently expected to be October 30, 2008, October 31, 2008, and November 3, 2008) ending on and including the second trading day immediately preceding the Expiration Date (the “Averaging Period”). The value of a share of Folgers common stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of Smucker common shares on the NYSE during the Averaging Period.

To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAPs during the Averaging Period is $[•] per share of P&G common stock and $[•] per Smucker common share, you would receive [•] shares ($[•] divided by [•]% of $[•]) of Folgers common stock for each share of P&G common stock accepted in the exchange offer. In this example, the limit of [•] shares of Folgers common stock for each share of P&G common stock would not apply.

Example 2: Assuming that the average of the daily VWAPs during the Averaging Period is $[•] per share of P&G common stock and $[•] per Smucker common share, the limit would apply and you would only receive [•] shares of Folgers common stock for each share of P&G common stock accepted in the exchange offer because the limit is less than [•] shares ($[•] divided by [•]% of $[•]) of Folgers common stock for each share of P&G common stock.

Indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus on each day of the exchange offer period prior to the announcement of the final exchange ratio. From October 8, 2008 until the first day of the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding such day. For example, on October 22, 2008 (the tenth trading day of this exchange offer), an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on October 17, 2008 (the seventh trading day), October 20, 2008 (the eighth trading day) and October 21, 2008 (the ninth trading day). During the Averaging Period, the indicative exchange ratios will be based on (i) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of P&G common stock and Smucker common shares on the NYSE on the three consecutive trading days immediately preceding the first day of the Averaging Period, (ii) on the second day of the Averaging Period, the daily VWAPs of shares of P&G common stock and Smucker common shares on the first day of the Averaging Period and (iii) on the third day of the

Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Smucker common shares on the first and second days of the Averaging Period.

The indicative exchange ratios, the final exchange ratio and the daily VWAPs used to calculate the final exchange ratio will each be rounded to four decimals.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Folgers common stock that you will receive for each share of P&G common stock accepted in the exchange offer will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

If a market disruption event occurs with respect to shares of P&G common stock or Smucker common shares on any day during the Averaging Period, both the Average P&G Stock Price and the Average Smucker Stock Price will be determined using the daily VWAPs of shares of P&G common stock and Smucker common shares on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both shares of P&G common stock and Smucker common shares. If, however, P&G decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. See “—Conditions for Consummation of the Exchange Offer.”

Since the exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the Expiration Date and the final exchange ratio will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, you will have two trading days to tender or withdraw your shares of P&G common stock after the final exchange ratio is determined. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Folgers common stock (and effectively Smucker common shares) that you would receive per one share of P&G common stock accepted in the exchange offer, calculated on the basis described under “The Exchange Offer—Terms of the Exchange Offer—Pricing Mechanism” and taking into account the upper limit, assuming a range of averages of the daily VWAPs of shares of P&G common stock and Smucker common shares during the Averaging Period. The first line of the table below shows the indicative Average P&G Stock Price and the indicative Average Smucker Stock Price and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 7, 2008, based on the daily VWAPs of shares of P&G common stock and Smucker common shares on October 3, 2008, October 6, 2008 and October 7, 2008. The table also shows the effects of a 5% increase or decrease in either or both the Average P&G Stock Price and Average Smucker Stock Price based on changes relative to the values as of [•], 2008.

P&G common stock	Smucker common shares	Average P&G Stock Price	Average Smucker Stock Price	Shares of Folgers common stock per P&G common stock tendered	Value Ratio (1)
As of [•], 2008	As of [•], 2008
Down 5%	Up 5%
Down 5%	Unchanged
Down 5%	Down 5%
Unchanged	Up 5%
Unchanged	Down 5%
Up 5%	Up 5%
Up 5%	Unchanged
Up 5%	Down 5%			(2)

(1)	The Value Ratio equals (i) the Average Smucker Stock Price multiplied by the exchange ratio, divided by (ii) the Average P&G Stock Price.

(2)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been [•] shares of Folgers common stock per share of P&G common stock tendered. In this scenario, P&G would announce that the upper limit on the number of shares that can be received for each share of P&G common stock tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date.

During the three-month period of July 8, 2008 through October 7, 2008, the highest closing price of shares of P&G common stock on the NYSE was $[•] and the lowest closing price of Smucker common shares on the NYSE was $[•], based on closing prices as adjusted for the Smucker Special Dividend for trading days prior to the ex-dividend date for that dividend. If the Average P&G Stock Price and Average Smucker Stock Price equaled these closing prices, you would receive [only the limit of [•] shares of Folgers common stock for each share of P&G common stock tendered, and the value of such shares of Folgers common stock, based on the Smucker common share price, would have been less than the value of shares of P&G common stock accepted for exchange (approximately $[•] of shares of Folgers common stock for each $1.00 of shares of P&G common stock accepted for exchange).]

If the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, for each $1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the closing price of shares of P&G common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. Similarly, if the trading price of Smucker common shares were to decrease during the last two trading days of the exchange offer period, the Average Smucker Stock Price would likely be higher than the closing price of Smucker common shares on the Expiration Date. This could also result in your receiving fewer shares of Folgers common stock, and therefore effectively fewer Smucker common shares, for each $1.00 of shares of P&G common stock than you would otherwise receive if the Average Smucker Stock Price were calculated on the basis of the closing price of Smucker common shares on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period.

The number of shares of P&G common stock that may be accepted in the exchange offer may be subject to proration. Depending on the number of shares of P&G common stock validly tendered in the exchange offer, and not properly withdrawn, and the final exchange ratio, determined as described above, P&G may have to limit the number of shares of P&G common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 shares of P&G Common Stock.”

This prospectus and related documents are being sent to:

•	persons who directly held shares of P&G common stock on [•], 2008. On that date, there were [•] shares of P&G common stock outstanding, which were held of record by approximately [•] shareholders; and

•

brokers, banks and similar persons whose names or the names of whose nominees appear on P&G’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of P&G common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock

If, upon the expiration of the exchange offer, P&G shareholders have validly tendered more shares of P&G common stock than P&G is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Folgers common stock owned by P&G), P&G will accept for exchange the shares of P&G common stock validly tendered and not withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not withdrawn (rounded to the nearest whole number of shares of P&G common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Folgers common stock owned by P&G), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than plan participants in a P&G benefit plan) of less than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares P&G common stock are not eligible for this preference.

Any beneficial holder (other than plan participants in a P&G benefit plan) of less than 100 shares of P&G common stock who wishes to tender all of the shares must complete the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment. If you hold odd-lot shares as a participant in a P&G benefit plan, you are not entitled to this preferential treatment.

P&G will announce the preliminary proration factor by press release as promptly as practicable after the Expiration Date. Upon determining the number of shares of P&G common stock validly tendered for exchange, P&G will announce the final results, including the final proration factor.

Any shares of P&G common stock not accepted for exchange in the exchange offer as a result of proration will be returned to the tendering shareholder promptly after the final proration factor is determined in book-entry form through either the DRS or the SIP.

For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Fractional shares of Folgers common stock will be issued in the Distribution but the shares of Folgers common stock (including the fractional shares) will be held by the exchange agent for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. Upon completion of the Merger, each whole share of Folgers common stock issued in the Distribution will automatically convert into the right to receive one Smucker common share. No fractional Smucker common shares will be issued in connection with the Merger to holders of fractional shares of Folgers common stock. In lieu of any fractional Smucker common shares, holders of fractional shares of Folgers common stock who would otherwise be entitled to receive such fractional shares will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, no later than twenty business days after the completion of the Transactions, obtained by aggregating the fractional Smucker common shares otherwise allocable to the holders of shares of Folgers common stock.

Exchange of Shares of P&G Common Stock

Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), P&G will accept for exchange, and will exchange, for shares of Folgers common stock owned by P&G, the shares of P&G common stock validly tendered, and not properly withdrawn, prior to the expiration of the exchange offer, promptly after the Expiration Date.

The exchange of shares of P&G common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a)(i) certificates representing all physically tendered shares of P&G common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering,” (b) the letter of transmittal for shares of P&G common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

For purposes of the exchange offer, P&G will be deemed to have accepted for exchange, and thereby exchanged, shares of P&G common stock validly tendered and not properly withdrawn if and when P&G notifies the exchange agent of its acceptance of the tenders of those shares of P&G common stock pursuant to the exchange offer.

On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Folgers common stock outstanding, with irrevocable instructions to hold the shares of Folgers common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of any pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. Pursuant to the Merger, each share of Folgers common stock issued to P&G shareholders in the Distribution will automatically convert into the right to receive one Smucker common share. Upon the consummation of the exchange offer, Smucker will deposit with its transfer agent global certificates representing Smucker common shares, with irrevocable instructions to hold the Smucker common shares for the benefit of the holders of shares of Folgers common stock. Smucker common shares and/or cash in lieu of fractional shares, will be transferred to the holders of shares of Folgers common stock as promptly as practicable after the Merger and P&G’s notice and determination of the final proration factor. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If P&G does not accept for exchange any tendered shares of P&G common stock for any reason pursuant to the terms and conditions of the exchange offer, the exchange agent (1) in the case of shares of P&G common stock held in certificated form, will convert such certificates representing such shares into (a) shares in book-entry form held through the DRS if the tendering shareholder account is not enrolled in the SIP or (b) shares in book-entry form held through the SIP if the tendering shareholder account is enrolled in the SIP; (2) in the case of shares held in book-entry form through the DRS or the SIP, will return such shares in book-entry form either through DRS or SIP, depending on where such shares were held prior to the tender, without expense to the tendering shareholder; and (3) in the case of shares held in book-entry form through The Depository Trust Company, will credit such shares to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of the exchange offer.

Procedures for Tendering

Shares of P&G Common Stock Held in Certificated Form or in Book-Entry Form through DRS or the SIP

If you hold certificates representing shares of P&G common stock or if you hold your shares of P&G common stock in book-entry through the DRS or the SIP, to validly tender such shares pursuant to the exchange offer, you must deliver to the exchange agent a letter of transmittal, properly completed and duly executed, along with any required signature guarantees and any other required documents. If you hold your shares of P&G common stock in certificated form, you must also deliver to the exchange agent the certificates representing the shares of P&G common stock tendered. All certificates received by the exchange agent will be deposited into (a) DRS if the tendering shareholder account is not enrolled in the SIP or (b) the SIP if the tendering shareholder account is enrolled in the SIP. The exchange agent’s address is listed on the last page of the letter of transmittal. Since certificates are not issued for DRS or SIP shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of P&G common stock through a broker, dealer, commercial bank, trust company or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you net long position equal to or greater than the amount of (a) shares of P&G common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of P&G common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of shares of P&G common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a)(i) certificates representing all physically tendered shares of P&G common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company; (b) the letter of transmittal for P&G common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message; and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint P&G’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of P&G common stock tendered and accepted for exchange by P&G and with respect to any and all other shares of P&G common stock and other securities issued or issuable in respect of the shares of P&G common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that P&G deposits the shares of Folgers common stock for the shares of P&G common stock that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered shares of P&G common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). P&G’s designees will, with respect to the shares of P&G common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. P&G reserves the right to require that, in order for shares of P&G common stock to be deemed validly tendered, immediately upon P&G’s acceptance for exchange of those shares of P&G common stock, P&G must be able to exercise full voting rights with respect to such shares.

Determination of Validity

P&G will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of P&G common stock, in P&G’s sole discretion. P&G reserves the absolute right to reject any and all tenders of shares of P&G common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. P&G also reserves the absolute right to waive any of the conditions of the exchange offer, or any defect or irregularity in the tender of any shares of P&G common stock. No tender of shares of P&G common stock is valid until all defects and irregularities in tenders of shares of P&G common stock have been cured or waived. None of P&G, the dealer manager, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of P&G common stock or will incur any liability for failure to give any such notification. P&G’s interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Notwithstanding anything herein to the contrary, P&G shareholders may challenge a determination made by P&G in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

Binding Agreement

The tender of shares of P&G common stock pursuant to any of the procedures described above will constitute a binding agreement between P&G and you upon the terms of and subject to the conditions to the exchange offer.

The method of delivery of share certificates of shares of P&G common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of P&G common stock evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled “Total Common Shares Tendered” under the heading “Description of Tendered Shares” in the table on the second page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, as soon as practicable after the Expiration Date, the exchange agent will credit the remainder of the common stock that were evidenced by the certificate(s) but not tendered to a DRS or SIP account in the name of the registered holder maintained by P&G’s transfer agent, unless otherwise provided in “Special Delivery Instructions” in the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all of the common stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Lost or Destroyed Certificates

If your certificate(s) representing shares of P&G common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, please contact P&G Shareholder Services at 1-800-742-6253 regarding the requirements for replacement of the certificate(s). Replacement shares will be issued in book-entry form through either the DRS or the SIP. You may be asked to post a surety bond for your lost shares of P&G common stock. Your shares of P&G common stock will not be included in the exchange offer unless you satisfy the requirements for replacement for your lost or destroyed certificate(s). You are urged to call P&G Shareholder Services immediately to ensure timely processing of the documentation.

Withdrawal Rights

Shares of P&G common stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the Expiration Date and, unless P&G has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once P&G accepts shares of P&G common stock pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal of shares of P&G common stock to be effective, the exchange agent must receive from you a written notice of withdrawal or facsimile transmission of notice of withdrawal at one of its addresses set forth on the back cover of this prospectus or via facsimile at the fax number set forth in the notice of withdrawal and your notice must include your name and the number of shares of P&G common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent and such shares are withdrawn from the exchange offer they will be returned to you in book-entry form, through either the DRS or the SIP. If shares of P&G common stock have been tendered pursuant to the procedures for book-entry tender through The Depository Trust Company discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

P&G will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision shall be final and binding. None of P&G, the dealer manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Notwithstanding anything herein to the contrary, P&G shareholders may challenge a determination made by P&G in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

Any shares of P&G common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may re-tender withdrawn shares of P&G common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Book-Entry Accounts

Certificates representing shares of Folgers common stock will not be issued to holders of shares of P&G common stock pursuant to the exchange offer. Rather than issuing certificates representing such shares of Folgers common stock to tendering holders of shares of P&G common stock, the exchange agent will cause such shares of Folgers common stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of the exchange offer, Folgers will merge with Merger Sub, with Folgers surviving as a wholly owned subsidiary of Smucker, and each share of Folgers common stock will be converted into a Smucker common share and/or cash in lieu of fractional shares. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Smucker’s transfer agent will credit the Smucker common shares, into which the shares of Folgers common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received Folgers common shares in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of Smucker common shares.

Extension; Termination; Amendment

Extension; Termination or Amendment by P&G

P&G expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the exchange offer is open and thereby delay acceptance for payment of, and the payment for, any shares of P&G common stock validly tendered and not withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions for consummation of the exchange offer described in the next section entitled “—Conditions for Consummation of the Exchange Offer” are not satisfied or waived prior to the expiration of the exchange offer.

P&G expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, except that P&G does not intend to extend the exchange offer other than in the circumstances described above.

If P&G materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances.

As required by law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	P&G changes the method for calculating the number of shares of Folgers common stock offered in exchange for each share of P&G common stock; and

•	the exchange offer is scheduled to expire within ten business days of announcing any such change.

If P&G extends the exchange offer, is delayed in accepting for exchange any shares of P&G common stock or is unable to accept for exchange any shares of P&G common stock under the exchange offer for any reason, then, without affecting P&G’s rights under the exchange offer, the exchange agent may retain all shares of P&G common stock tendered on P&G’s behalf. These shares of P&G common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

P&G’s reservation of the right to delay acceptance of any shares of P&G common stock is subject to applicable law, which requires that P&G pay the consideration offered or return the shares of P&G common stock deposited promptly after the termination or withdrawal of the exchange offer.

P&G will issue a press release or other public announcement no later than 9:00 a.m., New York City Time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled Expiration Date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which P&G may choose to make any public announcement, P&G assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Conditions for Consummation of the Exchange Offer

P&G will not be required to complete the exchange offer, and may extend or terminate the exchange offer, if at the scheduled expiration date:

•

P&G shareholders have validly tendered and not properly withdrawn shares of P&G common stock such that less than 59% of the shares of Folgers common stock issued to P&G in the Contribution are to be distributed in the exchange offer;

•

the Folgers registration statement on Form S-4/S-l and/or the Smucker registration statement on Form S-4 shall not have become effective under the Securities Act of 1933 or any stop order suspending the effectiveness of any such registration statement shall have been issued and be in effect;

•	the Smucker common shares to be issued in the Merger shall not have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•

any condition or event occurs, or P&G reasonably expects any condition or event to occur, which P&G determines would or would be reasonably likely to cause the exchange offer and any pro rata dividend of Folgers common stock distributed to P&G shareholders if the exchange offer is undersubscribed to be taxable to P&G or its shareholders under U.S. federal income tax laws;

•	any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement shall not have been fulfilled or waived (except for the conditions precedent that will be fulfilled at the time of the consummation of the Transactions) or for any reason the Transactions (other than the exchange offer) cannot be consummated promptly after consummation of the exchange offer (see “The Transaction Agreement—Conditions to the Merger”);

•	either P&G or Smucker shall have given notice of termination of either the Transaction Agreement or the Separation Agreement; or

•	any of the following conditions or events has occurred, or P&G shall have reasonably determined that any of the following conditions or events is reasonably likely to occur:

—	any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over P&G, Folgers or Smucker and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain or prohibit consummation of the exchange offer;

—	any proceeding for the purpose of suspending the effectiveness of the registration statements has been initiated by the SEC and not concluded or withdrawn;

—	an “RMT Partner MAE,” as such term is defined in the Transaction Agreement;

—	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

—	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after October 7, 2008;

—	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

—	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of the exchange offer;

—	if any of the situations above exists as of the commencement of the exchange offer, any material deterioration of the situation;

—	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain or make illegal consummation of the exchange offer; or

—	a “market disruption event” (as defined below) occurs with respect to shares of P&G common stock or Smucker common shares on any date in the exchange offer period and such market disruption event has impaired the benefits of the exchange offer to P&G.

Each of the foregoing conditions to the consummation of the exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

For a summary of what constitutes a “RMT Partner MAE,” see the description of the definition of the term “material adverse effect” with respect to Smucker beginning on page 136 of this prospectus. Such summary is qualified in its entirety by the Transaction Agreement.

A “market disruption event” with respect to either shares of P&G common stock or Smucker common shares means a suspension, absence or material limitation of trading of shares of P&G common stock or Smucker common shares on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade

P&G believes that Folgers is in compliance in all material respects with all such laws and regulations and that it has obtained all material licenses and permits that are required for the operation of its business. P&G is not aware of any environmental regulations that have or that it believes will have a material adverse effect on Folgers’ operations.

Legal Proceedings

P&G and Kraft are currently engaged in patent litigation in Federal District Court. P&G is asserting two U.S. patents against Kraft in the Northern District of California in two lawsuits filed on August 27, 2007 and October 31, 2007 and in the Southern District of Ohio in a lawsuit filed on September 23, 2008, alleging in each suit infringement by Kraft for marketing Maxwell House coffee in plastic canisters. P&G is seeking an injunction and damages.

Kraft filed for inter partes reexamination of P&G’s U.S. patent in the U.S. Patent and Trademark Office (“USPTO”) in January, 2007. The Patent Examiner confirmed all of the claims of P&G’s patent in a decision mailed June 7, 2007. Kraft appealed the Patent Examiner’s opinion to the Board of Patent Appeals, filing its appeal brief on April 14, 2008. P&G filed a respondent’s brief on September 15, 2008. Kraft filed a second, ex parte reexamination request against P&G’s patent on January 18, 2008, and the USPTO granted the request March 18, 2008. Both the inter partes and ex partes reexamination proceedings remain pending and awaiting action by the USPTO. P&G’s cases in the Northern District of California are stayed pending the outcome of the USPTO reexaminations. The stay order issued in response to Kraft’s motion effectively denied P&G’s pending and unheard motion for a preliminary injunction. P&G has appealed the effective denial of a preliminary injunction to the Court of Appeals for the Federal Circuit. Under the Separation Agreement, P&G will be entitled to a specified share of the settlement amounts, if any, paid by Kraft in connection with this litigation.

In addition, Folgers is the subject of various other pending or threatened legal actions in the ordinary course of its business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. In P&G’s opinion, there are no claims or litigation pending that are reasonably likely to have a material adverse effect on Folgers’ combined financial position or results of operations or cash flow.

Employees

Folgers had approximately 1,200 employees as of August 31, 2008. There are two unionized groups within Folgers’ workforce, the UAW Local 1805 in New Orleans and the Local Lodge No. 778 of the International Association of Machinists & Aerospace Workers, or IAM, in Kansas City, which together P&G expects to cover approximately 45% of Folgers’ workforce. Neither the Kansas City nor the New Orleans plants have had any labor-related work stoppages in the last five years. The agreement with the UAW runs through September 17, 2009. The agreement with IAM runs through September 26, 2010, renewing on an annual basis thereafter until notice of intent not to renew is delivered by either party. P&G believes that Folgers’ relations with its employees and union representative organizations are good.

Property

Folgers currently operates four production plants and two warehouse and distribution centers, which P&G believes are in good condition, well maintained and sufficient for its present operations. The following table shows properties used by Folgers in connection with its roasting, production and distribution operations:

Location	Own or Lease	Purpose	Approximate Square Footage
Cincinnati, OH	Leased	Corporate Headquarters	120,000
New Orleans, LA	Owned	Roasting and Production	396,000
New Orleans, LA	Owned	Roasting and Production	182,000
Kansas City, MO	Owned	Roasting and Production	247,000
Sherman, TX	Owned	Roasting and Production	321,000
New Orleans, LA	Leased	Warehouse and Distribution	100,000
Lacombe, LA	Owned	Warehouse and Distribution	614,000

Folgers also leases approximately 203,000 additional square feet of office space for product distribution. Almost all office and warehouse space is leased by Folgers and managed and operated by third parties.

HISTORICAL PER SHARE, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for Smucker and certain historical per share data for P&G. The Smucker historical data has been derived from and should be read together with the audited consolidated financial statements of Smucker and related notes thereto contained in Smucker’s Form 10-K for the fiscal year ended April 30, 2008 and the unaudited consolidated financial statements of Smucker and related notes thereto contained in Smucker’s quarterly report on Form 10-Q for the quarter ended July 31, 2008, each of which is incorporated by reference into this prospectus. The Smucker pro forma data has been prepared by Smucker and derived from the unaudited condensed combined pro forma financial data of Smucker included elsewhere in this prospectus. The P&G historical data has been derived from and should be read together with the audited consolidated financial statements of P&G and the related notes thereto contained in P&G’s Form 10-K for the year ended June 30, 2008, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation by Reference.”

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the Transactions been completed during the period presented, nor are they necessarily indicative of any future results. Smucker and Folgers may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Smucker and Folgers been combined during the period presented or of the future results of Smucker following the Transactions.

The following table presents certain historical and pro forma per share data for Smucker:

	As of and for the Three Months Ended July 31, 2008		As of and for the Fiscal Year Ended April 30, 2008
	(unaudited)			(unaudited)
	Historical	Pro Forma	Historical	Pro Forma
Smucker:

Earnings per share—basic	$0.78	$0.69	$3.03	$3.05
Earnings per share—diluted	0.77	0.69	3.00	3.04
Dividends declared per share	0.32	0.32	1.22	1.22
Book value per share	33.17	41.62	32.95

The following table presents certain historical per share data for P&G:

As of and for the Fiscal Year Ended June 30, 2008
P&G:

Historical Per Share Data:
Net Earnings:
Basic	$3.86
Diluted	$3.64
Weighted average common stock outstanding (in millions):
Basic	3,080.8
Diluted	3,316.8
Book value per share of common stock	$22.91
Cash dividends declared per share of common stock	$1.45

Unaudited Condensed Combined Pro Forma Balance Sheet

As of July 31, 2008 for Smucker

	Historical		Pro Forma
	Smucker as of July 31, 2008	Folgers as of June 30, 2008	Excluded Assets and Liabilities (A)	Adjustments		Combined
	(in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$142.7	$—	$—	$400.0	(H)	$269.0
				(273.7	)(L)
Restricted cash	—	17.4	—	—		17.4
Trade receivables, less allowance for doubtful accounts	182.7	90.2	(90.2)	—		182.7
Inventories	471.8	161.9		92.4	(B)	726.1
Other current assets	37.9	21.2	(1.7)	—		57.4

Total Current Assets	835.1	290.7	(91.9)	218.7		1,252.6
Property, plant, and equipment, net	505.9	312.7	—	62.5	(C)	881.1

Other Noncurrent Assets:
Goodwill	1,149.5	4.2	—	1,746.7	(D)	2,896.2
				(4.2	)(E)
Other intangible assets, net	632.9	—	—	2,322.0	(F)	2,954.9
Marketable securities	15.5	—	—	—		15.5
Other noncurrent assets	93.4	21.4	—	—		114.8

Total Other Noncurrent Assets	1,891.3	25.6	—	4,064.5		5,981.4

TOTAL ASSETS	$3,232.3	$629.0	$(91.9)	$4,345.7		$8,115.1

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payable	$154.9	$29.3	$(3.6)	$—		$180.6
Current portion of long-term debt	75.0	1.0	—	—		76.0
Other current liabilities	173.8	48.1	(30.7)	26.5	(G)	217.7

Total Current Liabilities	403.7	78.4	(34.3)	26.5		474.3

Noncurrent Liabilities:
Long-term debt	713.9	6.8	—	750.0	(H)	1,470.7
Other noncurrent liabilities	297.4	68.9	(18.7)	916.5	(I)	1,264.1

Total Noncurrent Liabilities	1,011.3	75.7	(18.7)	1,666.5		2,734.8
Total Equity	1,817.3	474.9	(38.9)	(436.0	)(J)	4,906.0
				3,362.4	(K)
				(273.7	)(L)

TOTAL LIABILITIES AND EQUITY	$3,232.3	$629.0	$(91.9)	$4,345.7		$8,115.1

Unaudited Condensed Combined Pro Forma Statement of Income

For the Three Months Ended July 31, 2008 for Smucker

	Historical		Pro Forma
	Smucker three months ended July 31, 2008	Folgers three months ended June 30, 2008	Reclassification (M)	Adjustments		Combined
	(in millions, except per share data)
Net sales	$663.7	$379.9	$—	$—		$1,043.6
Cost of products sold	455.9	243.5	(16.6)	1.6	(N)	677.5
				(6.9	)(O)

Gross Profit	207.8	136.4	16.6	5.3		366.1
Selling, distribution, and administrative expenses	131.9	62.0	16.6	6.9	(P)	217.4
Merger and integration costs	3.4	—	—	—		3.4
Restructuring costs	0.5	—	—	—		0.5
Other operating expense—net	0.2	—	—	—		0.2

Operating Income	71.8	74.4	—	(1.6)		144.6
Interest income	1.3	—	—	—		1.3
Interest expense	(10.7)	(0.1)	—	(11.3	)(Q)	(22.1)
Other income—net	1.0	—	—	—		1.0

Income Before Incomes Taxes	63.4	74.3	—	(12.9)		124.8
Income taxes	21.1	27.4	—	(4.7	)(R)	43.8

Net Income	$42.3	$46.9	$—	$(8.2)		$81.0

Net income per common share	$0.78					$0.69

Net income per common share—assuming dilution	$0.77					$0.69

Weighted-average shares outstanding	54.3				(S)	117.4

Weighted-average shares outstanding—assuming dilution	54.7				(S)	117.7

Unaudited Condensed Combined Pro Forma Statement of Income

For the Fiscal Year Ended April 30, 2008 for Smucker

	Historical		Pro Forma
	Smucker year ended April 30, 2008	Folgers twelve months ended March 31, 2008	Reclassification (M)	Adjustments		Combined
	(in millions, except per share data)
Net sales	$2,524.8	$1,771.4	$—	$—		$4,296.2
Cost of products sold	1,741.1	1,158.1	(108.3)	6.2	(N)	2,784.2
				(12.9	)(O)
Cost of products sold—restructuring	1.5	—	—	—		1.5

Gross Profit	782.2	613.3	108.3	6.7		1,510.5
Selling, distribution, and administrative expenses	490.7	232.8	135.6	27.8	(P)	886.9
Merger and integration costs	8.0	—	—	—		8.0
Other restructuring costs	3.2	—	—	—		3.2
Other operating income—net	(3.9)	—	(27.3)	—		(31.2)

Operating Income	284.2	380.5	—	(21.1)		643.6
Interest income	13.2	—	—	—		13.2
Interest expense	(42.1)	(1.1)	—	(45.3	)(Q)	(88.5)
Other expense—net	(0.5)	—	—	—		(0.5)

Income Before Incomes Taxes	254.8	379.4	—	(66.4)		567.8
Income taxes	84.4	143.8	—	(24.5	)(R)	203.7

Net Income	$170.4	$235.6	$—	$(41.9)		$364.1

Net income per common share	$3.03					$3.05

Net income per common share—assuming dilution	$3.00					$3.04

Weighted-average shares outstanding	56.2				(S)	119.3

Weighted-average shares outstanding—assuming dilution	56.7				(S)	119.8

Certain amounts in the historical combined financial statements of Folgers have been reclassified to conform with Smucker’s historical financial presentation. The unaudited condensed combined pro forma financial data presented in this document do not necessarily indicate the results of operations or the combined financial position that would have resulted had the Merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2—Pro Forma Adjustments

The pro forma and reclassifications adjustments included in the unaudited condensed combined pro forma financial data are as follows:

(A)	Pursuant to the Transaction Agreement, certain assets and liabilities will not be included in the Distribution and Folgers’ subsequent Merger. Adjustments have been made to remove these allocated items.

(B)	Historical inventory of Folgers has been adjusted by Smucker to estimated fair values including the elimination of last-in, first-out, (“LIFO”) reserves. Smucker accounts for inventory on a first-in, first-out (“FIFO”) basis.

(C)	Net book value of property, plant and equipment of Folgers has been adjusted by Smucker to estimated fair value based on a preliminary assessment of the acquired assets. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income, the fair value adjustment is being depreciated over an estimated weighted-average useful life of 10 years.

(D)	Goodwill, representing the excess of the purchase price paid over Smucker’s preliminary estimates of the fair value of the assets and liabilities assumed, has been recorded.

(E)	Historical goodwill of Folgers has been eliminated in recording the Merger.

(F)	Intangible assets related to Folgers have been recorded based on Smucker’s preliminary estimate of fair value determined based upon the present value of the estimated future cash flows projected by management.

Indefinite-lived intangible assets of approximately $1,767 are primarily brand-related trade names principally associated with the Folgers brand. Smucker preliminarily assigned an indefinite life to these intangible assets as these brand-related intangible assets have no legal, regulatory or contractual provisions that may limit their maximum useful lives, and Smucker expects that they will directly or indirectly contribute to cash flows of Smucker for an indefinite period. Key factors included in Smucker’s determination were the Folgers brand strong history, its leading market share in the U.S. retail coffee category, the current and anticipated competitive environment and the anticipated future operating plans for the brand under Smucker ownership.

Finite-lived intangible assets of approximately $555 are primarily customer relationship assets, intellectual property, and technology based assets. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income, the finite-lived intangible assets are being amortized over an estimated weighted-average useful life of 20 years. Smucker’s preliminary assessment of the weighted-average useful life is based on historical attrition experience of similar assets.

(G)	Historical other current liabilities of Smucker and Folgers have been adjusted to reflect the accrual of estimated costs expected to be paid as a result of the Merger including change in control payments, investment banking and other professional fees.

(H)	Upon completion of the Transactions, Smucker will guarantee the issuance of $350 of Folgers LIBOR-based variable rate debt. Smucker also intends to incur additional debt in a private placement of approximately $400 as part of the Merger transaction, of which up to $274 may be used to finance the Smucker Special Dividend. Although the $400 private placement is not expected to be completed and funded until late October 2008, Smucker expects the debt to consist of fixed-rate senior unsecured notes due primarily in 2018. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income an estimated weighted-average borrowing rate of 6.0 percent was used based on the anticipated borrowing rates applicable to the two financing transactions.

(I)	Differences in the financial reporting and tax reporting treatment of assets acquired and liabilities assumed in the purchase transaction result in a deferred income tax adjustment. Smucker’s preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a tax rate of 37%, representing Smucker’s best estimate of its statutory income tax rates for all tax jurisdictions.

(J)	Historical equity accounts of Folgers, consisting of an equity contribution from P&G and accumulated other comprehensive income, have been eliminated in recording the Merger.

(K)	Adjustment to reflect the impact of issuing approximately 63.1 million Smucker common shares at an estimated price of approximately $53.31 per share. This price represents an average estimated closing price of Smucker common shares for the period beginning two trading days before and concluding two trading days after the announcement of the Merger and has not been adjusted to reflect the impact of the Smucker Special Dividend payable in connection with the Merger.

(L)	Adjustment to reflect the Smucker Special Dividend payable in connection with the Merger to Smucker shareholders as of the record date.

(M)	Reclassifications have been made to the Folgers Unaudited Condensed Combined Statements of Income to conform to the presentation used by Smucker for:

a.	warehousing and distribution expenses included in cost of products sold by Folgers but included in selling, distribution and administrative expenses by Smucker, and

b.	net proceeds from insurance settlements included in selling, distribution and administrative expenses by Folgers but included in other operating income—net by Smucker.

(N)	Depreciation expense will increase as a result of the preliminary adjustment to record Folgers’ property, plant and equipment at estimated fair values. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income, the fair value adjustment is being depreciated using a straight-line method over an estimated weighted-average useful life of 10 years.

(O)	Adjustment to reflect change in Folgers’ inventory accounting method from LIFO to FIFO in order to conform with Smucker’s inventory accounting method.

(P)	Amortization expense will increase as a result of the preliminary adjustment to record identifiable finite-lived intangible assets of the Coffee Business. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income, the finite-lived intangible assets are being amortized using a straight-line method over an estimated weighted-average useful life of 20 years.

(Q)	Interest expense will increase as a result of the expected financing transactions described in (H). Although the $400 private placement is not expected to be completed and funded until late October 2008, Smucker expects the debt to consist of fixed-rate senior unsecured notes due primarily in 2018. For purposes of determining the impact on the Unaudited Condensed Combined Pro Forma Statements of Income an estimated weighted-average borrowing rate of 6.0% was used based on the anticipated borrowing rates applicable to the two financing transactions, in part based on a three-month forward LIBOR as of October 1, 2008. An assumed increase in the estimated weighted-average borrowing rate of 12.5 basis points would increase annual interest expense by approximately $0.9 and reduce net income per common share by less than $0.01.

(R)	Estimated income tax expense impact of pro forma adjustments is calculated based on a rate of 37%. This rate represents Smucker’s best estimate of its statutory income tax rates for all tax jurisdictions.

(S)	Pro forma per share data is based on the weighted-average common shares of Smucker for the period presented and assumes the issuance of approximately 63.1 million Smucker common shares in the Merger. For the three months ended July 31, 2008, options to purchase 6,318 Smucker common shares at prices ranging from $52.20 to $53.33 per share were outstanding but were not included in the computation of weighted-average shares outstanding—assuming dilution, as the options’ exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive. For the year ended April 30, 2008, no Smucker securities were excluded from the computation of weighted-average shares outstanding – assuming dilution.

THE TRANSACTIONS

On June 4, 2008, Smucker and P&G announced that they had entered into the Transaction Agreement, which provides for a business combination involving Smucker and the Coffee Business. In the Transactions, P&G will contribute certain of the assets and liabilities of the Coffee Business to Folgers. Prior to the Distribution, Folgers is expected to enter into a credit facility under which it is expected to borrow $350 million, the proceeds of which will be distributed to P&G as a cash dividend. This indebtedness will be guaranteed by Smucker following the completion of the Transactions, subject to the terms of the Separation Agreement. In connection with the Merger, Smucker will distribute to each record holder of Smucker common shares as of the close of trading on the NYSE on September 30, 2008 a special cash dividend of $5.00 per share to be paid on October 31, 2008, the payment of which will be financed by Smucker in whole or in part through the Smucker Special Dividend Financing. P&G shareholders participating in the exchange offer will not receive the Smucker Special Dividend in respect of the shares of Folgers common stock that they receive in the exchange offer (and in any subsequent pro rata dividend of any Remaining Shares). On the closing date of the Transactions, P&G will distribute shares of Folgers common stock to its participating shareholders in an exchange offer. If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares as a pro rata dividend to P&G shareholders. On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Folgers common stock outstanding, with irrevocable instructions to hold the shares of Folgers common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of a pro rata dividend P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Folgers commons stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of Smucker common shares, into which such Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Merger Sub, a wholly owned subsidiary of Smucker, will merge with and into Folgers, with Folgers as the surviving corporation, immediately after the completion of the Distribution. In connection with the Merger, the shares of Folgers common stock distributed in connection with the Distribution will automatically convert into the right to receive Smucker common shares on a one-for-one basis. See the sections of this document entitled “The Transactions,” “The Transaction Agreement” and “The Separation Agreement.”

Smucker expects to issue approximately 63,077,885 Smucker common shares in the Merger. Based upon the reported closing sales price of $[—] per share for Smucker common shares on the NYSE on October 7, 2008, the last NYSE trading day prior to the date of this prospectus, the total value of the consideration to be paid by Smucker in the Transactions, including the $350 million of Folgers Debt to be guaranteed by Smucker after the consummation of the Transactions, subject to the requirements of the Separation Agreement, would have been $[—] billion (prior to any adjustment for payment of the $274 million aggregate amount, or $5.00 per share, Smucker Special Dividend). The value of the consideration to be paid by Smucker will depend on the market price of Smucker common shares at the time of determination.

After the Merger, Smucker will operate the Coffee Business under its current brand names, including Folgers, and will also continue its current businesses. Smucker will continue to use the name “The J. M. Smucker Company” after the Merger. All Smucker common shares issued in the Merger will be listed on the NYSE under Smucker’s current trading symbol “SJM.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	Contribution; Issuance of Shares of Folgers Common Stock

P&G will transfer to Folgers, a wholly owned subsidiary of P&G, certain assets relating to the Coffee Business, including certain subsidiaries of P&G. Folgers will also assume certain liabilities associated with the Coffee Business.

OWNERSHIP OF SMUCKER COMMON SHARES

The following table sets forth, as of September 29, 2008 (unless otherwise noted), the beneficial ownership of Smucker’s common shares by:

•	each person or group known to Smucker to be the beneficial owner of more than 5% of Smucker’s outstanding common shares;

•	each Director and named executive officer of Smucker; and

•	all Directors and executive officers of Smucker as a group.

Unless otherwise noted, the shareholders listed in the table below have sole voting and investment powers with respect to the common shares beneficially owned by them. The address of each Director and executive officer is Strawberry Lane, Orrville, Ohio 44667. As of September 29, 2008, there were 54,841,671 common shares outstanding.

Name	Number of Common Shares Beneficially Owned (1)(2)(3)(4)	Percent of Outstanding Common Shares
Ariel Capital Management, LLC (5)	5,684,715	10.37%
Barclays Global Investors NA (6)	3,891,799	7.10%
Timothy P. Smucker	1,893,055	3.45%
Richard K. Smucker	2,391,376	4.35%
Mark R. Belgya	56,944	0.10%
Vincent C. Byrd	159,518	0.29%
R. Douglas Cowan	17,850	*
Kathryn W. Dindo	25,671	*
Paul J. Dolan	5,772	*
Donald D. Hurrle, Sr.	33,509	*
Nancy Lopez Knight	2,452	*
Elizabeth Valk Long	32,808	*
Steven Oakland	67,378	0.12%
Gary A. Oatey	20,708	*
William H. Steinbrink	35,824	*
25 Directors and executive officers as a group (7)	4,068,719	7.35%

*	Less than 0.1%.
(1)	In accordance with SEC rules, each beneficial owner’s holdings have been calculated assuming full exercise of outstanding stock options covering common shares, if any, exercisable by such owner within 60 days after September 29, 2008. The common share numbers include such options as follows: Timothy P. Smucker, 80,000; Richard K. Smucker, 80,000; Mark R. Belgya, 28,000; Vincent C. Byrd, 89,176; Donald D. Hurrle, Sr., zero; Steven Oakland, 37,000; and all Directors and executive officers as a group, 506,913.
(2)	Includes restricted shares as follows: Timothy P. Smucker, zero; Richard K. Smucker, zero; Mark R. Belgya, 18,025; Vincent C. Byrd, 32,020; Donald D. Hurrle, Sr., 17,930; Steven Oakland, 22,370; and all executive officers as a group, 222,675.
(3)	Beneficial ownership of the following shares included in the table is disclaimed by Timothy P. Smucker: 477,798 common shares held by trusts for the benefit of family members of which Timothy P. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Timothy P. Smucker is a trustee with shared investment power; and 142,090 common shares with respect to which Timothy P. Smucker disclaims voting or investment power.

Beneficial ownership of the following shares included in the table is disclaimed by Richard K. Smucker: 1,433,392 common shares held by trusts for the benefit of family members (including Timothy P. Smucker)

of which Richard K. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Richard K. Smucker is a trustee with shared investment power; and 132,586 common shares with respect to which Richard K. Smucker disclaims voting or investment power.

Beneficial ownership of 1,466 common shares included in the table is disclaimed by Kathryn W. Dindo.

The number of common shares beneficially owned by all Directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

(4)	Includes shares held for the benefit of the individual named under the terms of Smucker’s Amended and Restated Nonemployee Director Stock Plan, Smucker’s Nonemployee Director Deferred Compensation Plan, and Smucker’s 2006 Equity Compensation Plan as follows: R. Douglas Cowan, 7,350; Kathryn W. Dindo, 16,705; Paul J. Dolan, 5,772; Nancy Lopez Knight, 2,452; Elizabeth Valk Long, 21,363; Gary A. Oatey, 10,208; and William H. Steinbrink, 23,033. The shares indicated are held in trust for the Directors named and are voted pursuant to their direction.
(5)	According to a Schedule 13G/A of Ariel Capital Management, LLC, 200 E. Randolph Drive, Chicago, IL 60601, filed on April 10, 2008, Ariel is a U.S. limited liability company organized under the laws of the State of Delaware. As of March 31, 2008, Ariel had sole voting power of 4,582,449 common shares and sole dispositive power of 5,684,715 common shares.
(6)	According to a Schedule 13G of Barclays Global Investors, NA, 45 Fremont St., San Francisco, CA 94105, filed on February 6, 2008, Barclays is a U.S. company organized under the laws of the State of California. As of December 31, 2007, Barclays and certain related parties described in the filing had sole voting power of 3,337,227 common shares and sole dispositive power of 3,891,799 common shares.
(7)	Because under Smucker’s articles of incorporation shareholders may be entitled on certain matters to cast ten votes per share with regard to certain common shares and only one vote per share with regard to others, there may not be a correlation between the percent of outstanding common shares owned and the voting power represented by those shares. The total voting power of all the common shares can be determined only at the time of a shareholder meeting due to the need to obtain certifications as to beneficial ownership on common shares not held as of record in the name of individuals. Both the proposal relating to the approval of the issuance of Smucker common shares in the Merger and the authorization of the Transactions and the proposal to adopt amended articles of incorporation of Smucker in connection with the Merger, to be voted upon at the Smucker special meeting of shareholders, are proposals on which the ten votes per share provisions of Smucker’s articles of incorporation will apply.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Folgers has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act to register with the SEC the issuance of the shares of Folgers common stock to be delivered in this exchange offer to shareholders whose shares of P&G common stock are accepted for exchange. P&G will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer.

On September 4, 2008, Smucker filed a definitive proxy statement that relates to the special meeting of Smucker shareholders to approve the issuance of Smucker common shares in connection with the Merger. In addition, Smucker has filed a registration statement on Form S-4 (Reg. No. 333-152451) to register the issuance of its common shares that will be issued in connection with the Merger. This prospectus constitutes P&G’s offer to exchange, in addition to being a prospectus of Folgers and Smucker.

This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to P&G, Folgers and Smucker reference is made to the registration statements and exhibits.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other prospectus referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded or modified by information contained directly in this prospectus or in any document subsequently filed by P&G or Smucker that is also incorporated or deemed to be incorporated by reference. This prospectus incorporates by reference the documents set forth below that P&G or Smucker has filed with the SEC and any future filings by P&G or Smucker under section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this prospectus. These documents contain important information about P&G, Smucker and their respective business and financial condition:

P&G:

•	P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008;

•	P&G’s Definitive Proxy Statement filed on August 29, 2008; and

•	P&G’s Current Report on Form 8-K filed on August 14, 2008 and September 26, 2008.

Smucker:

•	Smucker’s Annual Report on Form 10-K, for the fiscal year ended April 30, 2008;

•	Smucker’s Quarterly Report on Form 10-Q, for the quarter ended July 31, 2008; and

•	Smucker’s Current Reports on Form 8-K, filed June 5, 2008, June 23, 2008, August 29, 2008 and September 16, 2008.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Folgers is incorporated in Delaware. Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. The limitations described above do not affect the ability of Folgers or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Folgers’ Certificate of Incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, Folgers shall bear the burden of proof that the claimant is not entitled to indemnification. Folgers has also entered into indemnification agreements with each of its directors whereby it is contractually obligated to indemnify the director and advance expenses to the full extent permitted by the Delaware General Corporation Law.

Item 21. Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description

*2.1	Transaction Agreement, dated as of June 4, 2008 by and among The Procter & Gamble Company, The Folgers Coffee Company, The J. M. Smucker Company and Moon Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to The J. M. Smucker Company’s Current Report on Form 8-K filed on June 5, 2008).

*2.2	Separation Agreement, dated as of June 4, 2008 by and among The Procter & Gamble Company, The Folgers Coffee Company and The J. M. Smucker Company (incorporated by reference to Exhibit 2.2 to The J. M. Smucker Company’s Current Report on Form 8-K filed on June 5, 2008).

+3.1	Certificate of Incorporation of The Folgers Coffee Company.

+3.2	Bylaws of The Folgers Coffee Company.

II-1

Exhibit Number	Description

+4.1	Specimen Common Stock Certificate of The Folgers Coffee Company.

+5.1	Opinion of Jones Day as to the shares of common stock to be issued by The Folgers Coffee Company.

8.1	Opinion of Weil, Gotshal & Manges LLP as to certain tax matters.

8.2	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters.

+†10.1	Form of Transition Services Agreement between The Procter & Gamble Company and The J. M. Smucker Company.

+10.2	Form of Tax Matters Agreement between The Procter & Gamble Company, The Folgers Coffee Company, and The J. M. Smucker Company.

+†10.3	Form of Intellectual Property Matters Agreement between The Procter & Gamble Company and The Folgers Coffee Company.

+21.1	Subsidiaries of The Folgers Coffee Company.

23.1	Consent of Deloitte & Touche LLP (relating to The Folgers Coffee Company).

23.2	Consent of Deloitte & Touche LLP (relating to The Procter & Gamble Company).

23.3	Consent of Ernst & Young LLP (relating to The J. M. Smucker Company).

+23.4	Consent of Jones Day (included in Exhibit 5.1).

23.5	Consent of Weil, Gotshal & Manges LLP.

23.6	Consent of Cadwalader, Wickersham & Taft LLP.

+24.1	Power of Attorney.

*99.1	Voting Agreement dated as of June 4, 2008 by and among certain shareholders of The J. M. Smucker Company as set forth on the signature pages thereto and The Procter & Gamble Company (incorporated by reference to Exhibit 99.1 to The J. M. Smucker Company’s Current Report on Form 8-K filed on June 5, 2008).

+99.2	Form of Letter of Transmittal.

+99.3	Form of Notice of Guaranteed Delivery.

+99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

+99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

+99.6	Form of Notice of Withdrawal.

99.7	Form of Letter of Introduction to Record Holders of The Proctor & Gamble Company.

*	Incorporated by reference
+	Previously filed
†	Contains a list briefly identifying the contents of all omitted schedules. The registrant undertakes to furnish supplementally a copy of any omitted schedules to the Securities and Exchange Commission upon request.

(b)    Financial Statement Schedules.

The required financial statement schedule information for The J. M. Smucker Company is included in The J. M. Smucker Company’s Form 10-K for the fiscal year ended April 30, 2008 and is incorporated by reference herein.

(c)    Reports, Opinions and Appraisals.

None.

II-2

Exhibit 99.7

October [—], 2008

Dear Procter & Gamble Shareholder:

This package is being mailed to you in connection with the previously announced agreement between P&G and The J.M. Smucker Company (“Smucker”) to merge P&G’s Folgers coffee business with a wholly owned subsidiary of Smucker. Under the agreement, P&G is offering to exchange all shares of The Folgers Coffee Company for shares of P&G Common Stock. In connection with the merger, each share of Folgers common stock that is distributed in the exchange offer will be automatically converted into one Smucker common share.

Please refer to the enclosed documents and the instructions below. Your participation in this exchange offer is completely voluntary. If you do not wish to tender any of your shares of P&G common stock in exchange for shares of Folgers common stock, you are not required to take any action. If you take no action, the number of shares of P&G common stock you hold will be unaffected by the exchange offer and the related merger.

All of the documents necessary to participate in the exchange offer are included in this package. Please review the following documents carefully:

•	Prospectus (large bound document): This document provides important information regarding the exchange offer, P&G, Folgers and Smucker and should be reviewed by you prior to tendering your P&G shares.

•

Letter of Transmittal (blue document): If you wish to participate in the exchange offer, please complete this document and return it along with any stock certificates, if applicable, to the exchange agent at the address provided for receipt prior to expiration of the exchange offer.

•

Notice of Guaranteed Delivery (grey document): This document is to be used only if you wish to participate in the exchange offer and are unable to return your completed Letter of Transmittal and stock certificates, if applicable, to the exchange agent prior to expiration of the exchange offer. If you determine that you need to use the Notice of Guaranteed Delivery, please note that you must deliver it to the exchange agent prior to expiration of the exchange offer, then submit your executed Letter of Transmittal and stock certificates, if applicable, to the exchange agent no later than three New York Stock Exchange trading days following the Expiration Date in order to validly tender your shares.

•

Notice of Withdrawal (yellow document): This document is to be used only if you wish to withdraw shares of P&G common stock from the exchange offer that you have previously tendered. If you wish to withdraw such shares, please note that you must deliver a completed notice of withdrawal to the exchange agent prior to expiration of the exchange offer. A Notice of Withdrawal should not be sent along with a Letter of Transmittal.

Please note that if you decide to participate in the exchange offer and tender P&G stock certificates, those shares will be converted to book entry form (either DRS or SIP) upon receipt by the exchange agent. If the shares are returned to you for any reason, they will be returned in book entry form.

If you have any questions regarding this exchange offer, please contact the information agent, D.F. King & Co., Inc. at (800) 659-6590 or via email at Folgers@dfking.com.

The Procter & Gamble Company